KOOR INDUSTRIES LTD.
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                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      April 6, 2000


The Securities Authority  The Registrar of Companies   The Tel Aviv Stock
Exchange                  54 Ahad Ha'am St.            97 Yafo St.
22 Kanfei Nesharim St.    Tel Aviv 65202               Jerusalem 91007
Jerusalem 95464           --------------               ---------------
---------------           Fax: 03-5105379
Fax: 02-6513940


Dear Sirs,


               RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 16/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On April 3, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 25,157 for a total sum of 9,154,381.4 NIS. (the closing price of said shares on this day was 36,010)

Further on April 4, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 28,157 for a total sum of 10,324,110 NIS. (the closing price of said shares on this day was 36,660)

Further on April 5, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 29,405 for a total sum of 10,486,325 NIS. (the closing price of said shares on this day was 35,450)

2. As stated, Koor acquired a total of 82,719 ordinary shares, which represent 0.5% of its issued share capital.


                                                      Yours sincerely,

                                                      Shlomo Heller, Adv.
                                                      Legal Counsel



EXHIBIT         DESCRIPTION

   A            A.   Translation from Hebrew to English of an Immediate
                Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 6, 2000, regarding the acquisition of Koor shares.